NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of American Depositary Shares (each representing seven hundred (700) Class A Ordinary Shares) (the "ADSs") of SOLAI Limited (the "Company") from listing and registration on the Exchange on August 17, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the NYSE. The Exchange determined that the ADSs are no longer suitable for listing because the Company had fallen below the NYSE's continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15,000,000. On July 16, 2026, the Exchange determined that the ADSs of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the NYSE. The Company was notified on July 16, 2026. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on July 16, 2026, and trading in the ADSs were immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the ADSs, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.